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                              R. H. PHILLIPS, INC.

                         EXECUTIVE EMPLOYMENT AGREEMENT

         This is an Employment Agreement (the "Agreement") dated as of August 25, 2000, between R. H. Phillips, Inc., a California corporation (the "Company") and Karl Giguiere ("Executive").

                                    RECITALS

A. The Company has employed Executive for many years, and Executive's managerial and financial experience, as well as his knowledge of the Company's policies, methods, personnel and plans for the future are of great value to the Company.

B. The Company's Board of Directors recognizes that Executive's contribution to the success of the Company has been substantial and wishes to induce Executive to remain employed by the Company following a contemplated change in control of the Company in which Executive's retention has been sought.

C. This Agreement is entered into pursuant to an Agreement and Plan of Merger (the "Merger Agreement") between the Company, Vincor International Inc., Vincor Holdings, Inc., and Toast Acquisition Company, Inc.

D. Capitalized terms used but not defined herein have the meanings set forth in the Merger Agreement.

                                   AGREEMENTS

         NOW, THEREFORE, in consideration of the foregoing and of the covenants contained herein, the Company and Executive agree as follows:

                              SECTION 1--EMPLOYMENT

         The Company shall continue to employ the Executive as Co-President and Co-Chief Executive Officer of the Company, and Executive hereby agrees to continue such employment, for the period provided in Section 2, all upon the terms and conditions of this Agreement.

                                 SECTION 2--TERM

         Subject to extension in accordance with this Section 2 or unless sooner terminated in accordance with Section 5 of this Agreement, the term of this Agreement (the "Term") shall commence upon the Offer Purchase Closing and shall conclude at the close of business five years thereafter; provided, however, that such initial Term shall be automatically extended for additional successive 12-month periods thereafter, unless either party (A) gives written notice to the other within 90 days prior to expiration of the original five (5) year period, or (B) otherwise terminates this Agreement during any extension period. In the event of an extension beyond the original five (5) year period of this Agreement, the Executive shall be compensated during any


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extension period solely under Section 4.1(i), without regard to 4.1(ii) and
4.1(iii), and may, at the discretion of the Board of Directors, be permitted to participate in any bonus arrangement or program in effect for the Company for which he is eligible.

                     SECTION 3--DUTIES AND RESPONSIBILITIES

         Executive shall perform the duties customary for the position of Co-President and Co-Chief Executive Officer, as well as such other duties as the Board of Directors may assign to Executive from time to time. Executive shall use Executive's best efforts for the Company's benefit; throughout the Term, Executive shall devote his full time and effort to the performance of these duties to the Company. Executive shall not, without the Company's prior written consent, engage in any other business activities, whether or not such business activity is pursued for profit, gain or other pecuniary advantage. The foregoing shall not prohibit Executive's service on no more than two (2) Boards of Directors of non-competing businesses or service related to non-profit, trade association or similar charitable or community service entities if these activities do not interfere with the Executive's duties and responsibilities to the Company, including the obligation to devote his full time and effort in the performance of his duties. Executive may invest Executive's assets in such form or manner as will not require any services on Executive's part in the operation of the affairs of the enterprise(s) in which the investments are made. Notwithstanding the foregoing provisions of
Section 3, Executive may (i) own up to three percent (3%) of a winery ("Winery Investment"), (ii) invest in farming and cultivation of grapes ("Grape Farming") so long as neither the Winery Investment nor the Grape Farming require any services on Executive's part in the operation or the affairs of the enterprises, and (iii) operate the vineyard purchased pursuant to the Grape Purchase Agreement of the same date herewith, so long as Executive shall devote his full time and effort to the performance of his duties to the Company and these activities do not interfere with Executive's duties and responsibilities to the Company.

                             SECTION 4--COMPENSATION

         4.1 COMPENSATION. During the Term, Executive's compensation for duties performed under this Agreement shall consist of the following:

                  (i) MONTHLY SALARY. Executive shall receive a monthly salary, paid pro rata on the Company's regular pay dates for employees generally in effect from time to time. The initial monthly salary shall be $14,583.34 (the "Base Salary").

                           (a)      On September 1 of each year beginning
September 1, 2001 (each, an "Anniversary Date"), the Board of Directors of the Company will review the Executive's prior monthly salary and shall adjust it upward, but not downward by an amount computed below (the "Adjustment"). Once increased, the monthly salary will not thereafter be decreased during the Term.

                           (b)      The basis of the computation of the Rate is
the "Consumer Price Index - All Items Figures for Urban Wage Earners and Clerical Workers" (CPI-W for San


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Francisco, Oakland and San Jose, with base 1982-84 = 100) (the "Index")
published by the Bureau of Labor Statistics of the United States Department of Labor. If the Bureau of Labor Statistics at any time during the Term compiles the Index in a different manner than is in effect on the date of this Agreement, the Company has the right, in its reasonable discretion, to determine which Consumer Price Index as then compiled by the Bureau of Labor Statistics will be used for the purpose of this Agreement.

                           (c)      The Index for the month of August, 2000 is
the "Base Index Number" and the Index for the month of August of each succeeding year is the "Current Index Number."

                           (d)      The rate (the "Rate") on any Anniversary
Date shall be determined by dividing the Current Index Number by the Base Index Number, and then subtracting one (1): Rate = (Current Index Number/Base Index Number) - 1.

                           (e)      The Adjustment shall equal the Base Salary
multiplied by the Rate less the current monthly salary: (Adjustment = (Base Salary x Rate) - current monthly salary). Notwithstanding the foregoing sentence, any negative Adjustment shall be deemed equal to zero.

                  (ii)     RETENTION BONUS AND RESTRICTED STOCK.

                           (a)      CASH PAYMENTS. Executive shall receive a
long term retention bonus of $1,000,000 (the "Retention Bonus "), which shall vest and be payable in five (5) annual payments of $200,000 on each twelve (12) month anniversary of this Agreement, provided Executive is then actively employed by the Company. In the event of an extension beyond the original five
(5) year period of this Agreement, Company shall be under no obligation to continue cash payments under this 4.1(ii)(a).

                           (b)      RESTRICTED STOCK. The Company or the
Company's parent corporation, Vincor International Inc. ("Vincor"), shall issue to Executive an instrument entitling the Executive to 100,000 shares of Vincor common stock upon the execution of this Agreement. Executives rights to the stock shall vest and be payable in five (5) annual payments of 20,000 shares on each twelve (12) month anniversary of this Agreement (the "Restriction"). If within 90 days after termination of the Executive's employment, the foregoing common stock of Vincor is not transferable on the Toronto Stock Exchange or other public securities market by Executive, Vincor agrees to purchase any vested shares at a price to be determined by an appraisal conducted by an independent assessor mutually agreeable to the parties. In the event of an extension beyond the original five (5) year period of this Agreement, Company shall be under no obligation to issue further restricted stock under this 4.1(ii)(b).

                  (iii)    ANNUAL CASH BONUS AND 5-YEAR CUMULATIVE BONUS.

                           (a)      ANNUAL CASH BONUS. Executive shall receive a
bonus of twenty percent (20%) of the Company's annual bonus pool of up to $350,000.00 for management


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generally (the "Annual Bonus Pool"), which amount shall be calculated and payable only if the Company achieves the strategic plan EBITDA goals pursuant to the Management Incentive Plan attached hereto as ANNEX A (the "MIP").

                           (b)      5-YEAR CUMULATIVE BONUS. Executive shall
receive twenty percent (20%) of any 5-Year Cumulative Bonus, which shall be calculated and payable only if the Company achieves the cumulative five (5) year strategic plan EBITDA goals pursuant to the MIP.

                  (iv) EMPLOYEE BENEFITS. Executive shall be entitled to participate in all employee benefit plans and programs provided by the Company under which Executive is eligible in accordance with the terms of such plans and programs. The Company expressly reserves unto itself the right to alter, modify, amend or terminate any or all such benefit plans and programs at any time and for any reason at its sole discretion. Notwithstanding the forgoing, the Company will provide Executive with at least the benefits described on ANNEX B. All benefits whether described on ANNEX B or otherwise shall immediately cease upon termination of Executive's employment under this Agreement or otherwise.

                  (v) BUSINESS EXPENSES. The Company shall, in accordance with, and to the extent of its policies for all Company executives in effect from time to time and subject to delivery of reasonable documentation and receipts, reimburse Executive for all reasonable, ordinary, and necessary business expenses Executive incurs in performing his duties hereunder.

                  (vi) TIME OFF. Executive shall be entitled to 4 weeks per calendar year of paid time off for vacation and sick/personal days consistent with the Company's policies.

                  (vii) DIRECTOR AND OFFICER LIABILITY INSURANCE. The Company shall maintain directors and officers indemnity agreements and liability insurance for Executive in accordance with its customary practice.

                             SECTION 5--TERMINATION

         5.1 EVENTS OF TERMINATION. Notwithstanding any other provision of this Agreement to the contrary, Executive's employment hereunder will terminate immediately and without notice upon the first of the following events to occur:

                  (i)      Executive's death.

                  (ii)     Executive's Permanent Disability, as defined in
Section 5.5 of this Agreement.

                  (iii)    Executive's Termination for Cause as set forth in
Section 5.2 of this Agreement.

                  (iv) On the date specified in a written notice by either party to the other, for


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any reason, with or without Cause (except as provided in Section 5.3(d)).

         5.2 CAUSE. Termination by the Company of Executive's employment for "Cause" shall mean termination upon (A) Executive's breach of the terms of this Agreement; (B) Executive's willful and continued failure substantially to perform his duties with the Company after the Company's written demand for substantial performance has been delivered to Executive; (C) Executive's gross negligence or willful misconduct resulting in material and demonstrable injury to the Company, (D) Executive's breach of fiduciary duty involving personal profit; or (E) Executive's conviction of, or plea of nolo contendre to, a felony with the understanding that the Executive's first conviction or plea of nolo contendre to a felony that results from a violation of State or Federal motor vehicle laws shall not be considered Cause if the underlying felony did not result in death or serious injury to a third party. For purposes of this definition, no act, or failure to act, on Executive's part shall be considered "willful" unless done, or admitted to be done, by Executive not in good faith and without reasonable belief that Executive's action or omission was in the Company's best interests.

         5.3      COMPENSATION UPON TERMINATION.

                  (a) The Company shall have no further liability (including no obligation for any unpaid Retention Bonus due, the vesting of Vincor Stock due, or the payment of bonus amounts under the MIP pursuant to
Section 4.1) to Executive under this Agreement for (A) any period subsequent to Executive's termination for Cause; (B) any period subsequent to termination of this Agreement pursuant to 5.1(iv) if notice is from the Executive; and (C) any period beyond the initial Term, in the event Company renews this Agreement.

                  (b) If the Company terminates Executive without Cause pursuant to Section 5.1(iv), then the Company shall (A) pay to Executive an amount equal to the Retention Bonus payable to Executive under Section 4.1(ii) in the same time and manner as if Executive had remained an active employee of the Company until September 25, 2005; (B) allow the Restrictions on Executive's restricted stock awarded pursuant to Section 4.1(ii)(b) to lift and the stock vest in the same time and manner as if Executive had remained an active employee of the Company until September 25, 2005; (C) pay Executive his portion, of the Annual Cash Bonus pro rated base upon the number of days Executive was employed by the Company during the current bonus period divided by three hundred and sixty-five (365) (payable on the date scheduled in the MIP); (D) pay Executive his share of the 5-Year Cumulative Bonuses pro rated based upon the number of days Executive was employed during the cumulative bonus period divided by one thousand eight hundred and twenty five (1,825) (payable on the date scheduled in the MIP); and (E) if termination occurs after the original five (5) year term, pay to Executive a number of weeks of Executive's then Base Salary equal to the number of years of Executive's employment with the Company multiplied by two, up to a maximum of fifty two (52) weeks. The Company shall have no further liability or obligation to Executive under this Agreement.

                  (c) If Executive's employment with the Company terminates due to Executive's death pursuant to Section 5.1(i), then (A) the Retention Bonus payable to Executive under Section 4.1(ii) shall be payable to Executive's estate in the same time and manner as if


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Executive had remained an active employee of the Company until September 25,
2005; (B) the Company shall allow the Restrictions on Executive's restricted stock awarded pursuant to Section 4.1(ii)(b) to lift and the stock vest in the same time and manner as if Executive had remained an active employee of the Company until September 25, 2005; (C) pay Executive his portion, of the Annual Cash Bonus pro rated base upon the number of days Executive was employed by the Company during the current bonus period divided by three hundred and sixty-five
(365) (payable on the date scheduled in the MIP); (D) pay Executive his share of the 5-Year Cumulative Bonuses pro rated based upon the number of days Executive was employed during the cumulative bonus period divided by one thousand eight hundred and twenty five (1,825); (payable on the date scheduled in the MIP); and (E) the Company shall have no further liability or obligation to Executive under this Agreement.

                  (d) Notwithstanding Section 5.3(a) above, if Executive terminates his employment with the Company pursuant to Section 5.1(iv) for Good Reason (as defined below), Executive shall be entitled to the amounts described in Section 5.3(c) as if the Company had terminated Executive's employment due to Executive's death. For purposes of this Section 5.3(d), termination of employment by Executive for Good Reason shall mean: (i) without Executive's express written consent, the assignment to Executive of substantial duties inconsistent with an executive position except in connection with Executive's own resignation or Executive's termination of employment for Cause, or as a result of Permanent Disability; (ii) without Executive's express written consent, the Company relocates Executive's current place of business to another location that is greater than fifty (50) miles from its current site; (iii) within six (6) months of an event or series of events which have the effect of any Person other than Vincor International, Inc. or its Affiliates owning an interest in the Company representing fifty percent (50%) or more of the combined voting power of the Company (a "Change in Control") and the Company's ownership imposes a material change in strategy that is materially inconsistent with the current management plan and achievement of EBITDA targets; or (iv) Permanent Disability.

                  (e) Executive shall not be required to mitigate the payment provided for in this Section by seeking other employment or otherwise, nor shall the amount of any payment provided for in this Section be reduced by any compensation earned by Executive as the result of employment by another employer after the date of termination, or otherwise. Amounts payable under this
Section 5.3 are in lieu of any severance pay that would otherwise be payable to Executive on termination of his employment under the Company's severance pay policies, if any.

         5.4 REDUCTION OF AMOUNTS PAYABLE. No amount payable under any provision of this Agreement shall equal or exceed an amount which would cause the Company to forfeit, pursuant to Section 280G(a) of the Internal Revenue Code of 1986 ("IRC"), as amended, the Company's deduction for any or all such amounts payable. Pursuant to this Section 5.4, the Chairman of the Board of the Company may reduce any termination payments under this Agreement, if such payments alone or in conjunction with termination benefits provided under other Company plans or agreements between the Executive and the Company would cause the Company to forfeit otherwise deductible payments; PROVIDED, HOWEVER, that no amounts payable


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under this Agreement shall be reduced pursuant to this Section 5.4 to less than
$1.00 below the amount which the Company may properly deduct under IRC Section 280G(a).

         5.5 DISABILITY. For purposes of this Agreement, "Permanent Disability" shall mean the onset of a physical or mental disability which prevents Executive from performing the essential functions of Executive's job for periods aggregating one hundred eighty (180) days, whether or not continuous, in any continuous period of three hundred sixty-five (365) days, with any reasonable accommodation required by applicable disability anti-discrimination laws, including, but not limited to, the Americans With Disabilities Act of 1990. Permanent Disability of the Executive will be determined by a medical doctor selected by the Executive, provided the Company agrees with the determination. If the Company desires a second opinion, the Company may request in writing, and the Executive agrees to, a second examination to be performed by a medical doctor chosen by the Company. In the event the determinations of the two medical doctors are in disagreement, the doctors shall together select a third medical doctor whose decision shall be conclusive and binding on the parties.

         5.6 EFFECT OF TERMINATION. Employment beyond the initial five (5) year Term of this Agreement, regardless of any extension of this Agreement, is terminable at the will of either party without notice. Except as pursuant to
Section 5.3(b)(E), the Company shall have no obligation under this Section 5 after the initial five (5) year Term of this Agreement has expired. Termination of Executive's employment hereunder by either party shall not be construed to nullify or terminate any covenant or obligation of Executive which is intended to survive Executive's employment pursuant hereto, including, but not limited to, the covenants contained in Sections 6 and 7 of this Agreement.

                     SECTION 6--COVENANTS OF NONDISCLOSURE.

         6.1 EMPLOYMENT RELATIONSHIP AND ACKNOWLEDGMENTS. Executive acknowledges that:

                  (a) The Company's employment of Executive creates a relationship of confidence and trust between Executive and the Company.

                  (b) The Company has a proprietary interest in documents and information applicable to its business or to the business of its clients and customers which may be made known to Executive during the period of Executive's employment.

                  (c) "Confidential Information" means information, not generally known in the wine production and distribution industry, disclosed to Executive, or known by Executive, as a consequence of or through his employment by the Company or its predecessors, about the Company's costs, pricing, marketing, ideas, problems, developments, research records, technical data, processes, products, plans for products or service improvement and development, business and strategic plans, financial information, forecasts, customer records and any other information which derives independent economic value, actual or potential, and all other information of a trade secret or confidential nature.


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                  (d)      "Confidential Material" means any writing of any
kind, obtained by Executive as a consequence of or through his employment by the Company or its predecessors, containing any Confidential Information and shall include, without limiting the generality of the foregoing, customer lists, price lists, financial data, operating instructions, forms and manuals, procedural instructions, information on computer disks or computer print-outs, computer programs, any physical property of the Company or any of its sources with which insurance is placed, policyholders, expiration or renewal dates, inspection or credit reports and data on insurance risks being written, catalogs, records, drawings, blueprints, notes, notebooks, and all other materials of a trade secret or confidential nature.

         6.2      CONFIDENTIALITY AGREEMENT.

                  (i) RESTRICTED DISCLOSURE AND USE. Notwithstanding any other provision of this Agreement, unless Executive shall first secure the written consent of the Company's Board of Directors, and except for authorized use in performance of Executive's duties on behalf of and for the benefit of the Company, Executive shall not disclose to any others, or use, at any time, in any way, or anywhere, either during or subsequent to employment with the Company, any trade secret or other Confidential Information, whether or not of a technical nature, or any Confidential Material.

                  (ii) RETURN OF MATERIALS UPON TERMINATION. Upon termination of Executive's employment, Executive shall promptly deliver to the Company all Confidential Material relating in any way to the Company's business which Executive possesses or controls, whether made, written or obtained by Executive or by others. Executive shall retain no copies of such materials, either for Executive's own use or otherwise.

         6.3 BINDING NATURE. Executive hereby expressly agrees that the covenants in this Section 6 shall be binding upon Executive's heirs, successors and legal representatives.

         6.4 NON-DISCLOSURE OF INFORMATION TO SUBSEQUENT EMPLOYERS. If, following termination or cessation of Executive's employment, Executive accepts other employment or enters into a business relationship with any person, partnership, corporation or other entity doing business of the kind then being performed by the Company, Executive shall obtain from said second employer and shall provide to the Company a written acknowledgment by the successor employer of its notification of the terms of Section 6 of this Agreement. The provisions of this Section 6 shall survive any termination of this Agreement.

         6.5 SURVIVAL. The provisions of this Section 6 shall survive any termination of this Agreement for the periods referenced above.


                       SECTION 7--COVENANT NOT-TO-COMPETE

         7.1 GENERAL. So long as Company is not in breach of this Agreement and except as provided for in the Grape Purchase Agreement dated August 25, 2000 and the passive


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investments allowed under Section 3, for a period of five (5) years from the
Offer Purchase Closing (the "Restricted Period"), Executive shall not, directly or indirectly, individually, in partnership or through a limited liability company, corporation or other business entity, as proprietor, manager, executive, partner, member, stockholder, employee, independent contractor, consultant or in any other capacity, engage in the manufacture or sale of wine, or the growing or cultivation of grapes used in the manufacture or sale of wine or otherwise compete with the Company or assist others to so compete, except that after any termination of the Executive pursuant to Section 5, the Executive may engage solely in the growing or cultivation of grapes used in the manufacture or sale of wine. Except as otherwise stated herein, this covenant-not-to-compete shall be limited to (1) the field(s) of Business (as defined below) in which the Company is, at the Offer Purchase Closing, actively engaged and intends to be actively engaged within the Restricted Period, and
(2) the geographical area and appellations listed on ANNEX C attached. For purposes of this Section 7, the Business shall consist of the manufacture and sale of wine in the $8.00 to $16.00 (subject to reasonable adjustment for inflation) per bottle retail price range and the growing or cultivation of grapes used in the manufacture and sale of wine in the $8.00 to $16.00 (subject to reasonable adjustment for inflation) per bottle retail price range. Notwithstanding the provisions of this Section 7.1, Executive may invest or become an employee of a vineyard or winery provided that (A) any such investment or employment is subsequent to Executive's termination, and (B) no more than fifteen percent (15%) of the gross revenue from the vineyard's or winery's sale of wine is derived from wines in the $8.00 to $16.00 (subject to reasonable adjustment for inflation) per bottle retail price range.

         7.2 NON-SOLICITATION OF DISTRIBUTORS, BROKERS AND SUPPLIERS. For a period of five (5) years following the Offer Purchase Closing, Executive shall not, directly or indirectly, purchase any grapes from any of the Company's top ten (10) grape suppliers or distribute wine through use of the Company's top ten
(10) U.S. distributors and brokers, as listed on ANNEX D hereto. Notwithstanding the foregoing, Executive may distribute wine through use of the Company's U.S. distributors and brokers, if (i) such distribution is subsequent to Executive's termination and (ii) the wine has a per bottle retail price greater than $19.00 (subject to reasonable adjustment for inflation).

         7.3 NON-SOLICITATION OF EMPLOYEES. Following any termination of Executive's employment with the Company, for a period of three (3) years from the date of termination or for the balance remaining of the Term of this Agreement, whichever is greater, Executive shall not, directly or indirectly, approach or solicit any employee of the Company with a view to hiring such employee for any other entity or persuading such employee to leave the employment of Company.

         7.4 FORMATION OF COMPETITIVE BUSINESS PROHIBITED. During his employment, Executive shall neither plan nor organize any business activity or undertaking, competitive with the business of the Company. Executive will not combine or conspire with other Company executives of the Company for the purpose of organizing any such competitive business activity undertaking.


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         7.5      SURVIVAL. The provisions of this Section 7 shall survive any termination of this Agreement for the periods referenced above.

         7.6      ADVICE TO FUTURE EMPLOYERS. While any provision of this
Section 7 remains in effect, if Executive seeks or is offered employment by any other company, firm, or person, Executive shall provide a copy of this Section 7 to the prospective employer prior to accepting employment with that prospective employer.

                             SECTION 8--ENFORCEMENT

         Executive acknowledges that the restrictions contained in Sections 6 and 7, in view of the nature of the Business, are reasonable and necessary to protect the legitimate business interests of the Company and that any violation of Sections 6 or 7 would result in irreparable injury to the Company. Upon a breach or a threatened breach by Executive of the Sections 6 or 7 of this Agreement, the Company shall be entitled to an injunction restraining Executive from the commission of such breach and to recover its attorneys' fees, costs and expenses related to the breach or threatened breach. Nothing herein contained shall be construed as prohibiting the Company from pursuing any other remedies available to it for such breach or threatened breach, including the recovery of money damages.

         The covenants and disclosures in Sections 6 and 7 will be construed as independent of any other provisions in this Agreement, and the existence of any claim or cause of action by Executive against the Company, whether predicated on this Agreement or otherwise, will not constitute a defense to the Company's enforcement of such covenants and agreements. If any provision of this Agreement, including Section 6 and 7, is invalid in part or in whole, it will be deemed to have been amended, whether as to time, area covered or otherwise, as and to the extent required for its validity under applicable law and, as so amended, will be enforceable. The parties will execute all documents necessary to evidence such amendment.

                            SECTION 9--MISCELLANEOUS

         9.1 ASSIGNMENT. The services rendered by Executive under this Agreement are unique and personal, and Executive may not assign any of Executive's rights or delegate any of Executive's duties under this Agreement. Except as provided in the immediately preceding sentence, this Agreement shall benefit Executive and Executive's heirs and personal representatives.

         9.2 NOTICES. Any notice or consent required or permitted hereunder shall be deemed to have been given when hand-delivered or mailed by registered mail, postage prepaid and return-receipt requested, to the intended recipient at the following address (or at such other address as either party may notify the other):


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                  A.       If to Company:

                           R. H. Phillips, Inc.
                           26836 Country Road 12A
                           Esparto, California  95627
                           USA
                           Attention:  Chairman of the Board
                           Fax :  (503) 662-9267

                  B.       If to Executive:

                           Karl Giguiere
                           c/o R. H. Phillips, Inc.
                           26836 Country Road 12A
                           Esparto, California  95627
                           USA

         9.3 GOVERNING LAW. This Agreement shall be construed and enforced in accordance with the laws of the State of California.

         9.4 ARBITRATION. All disputes, controversies, or claims which may arise between the parties hereto out of or in relation to or connection with this Agreement or Executive's employment hereunder (including, but not limited to, breach of contract, wrongful termination, invasion of privacy, defamation, harassment or discrimination based on race, color, religion, sex, national origin, sexual orientation, HIV status, and/or disability, as well as any claim, demand, dispute or cause of action concerning the Americans with Disabilities Act, the Age Discrimination in Employment Act, Title VII of the Civil Rights Act of 1964, the California Fair Employment & Housing Act, the California Family Rights Act, the Family and Medical Leave Act, and all other claims whether arising by statute, contract or common law) shall be finally determined by arbitration in accordance with the rules of the American Arbitration Association
(AAA). The number of arbitrators shall be three. Each party shall appoint one arbitrator, and the two arbitrators thus appointed shall choose the third arbitrator who will act as chairman of the arbitral tribunal; if the two arbitrators appointed by the two parties are unable to agree on the third arbitrator within fifteen (15) days, the third arbitrator shall be appointed by the AAA. The arbitrators shall be fluent in the English language, both written and spoken. Any arbitration award shall be final and binding upon the parties, and judgment upon the award may be entered in any court having jurisdiction thereof. The place of arbitration shall be San Francisco, California, or other such place as may be mutually agreed upon by the parties hereto in which there resides an arbitral institution with whom the AAA has an agreement of cooperation. The arbitration proceedings shall be conducted in English. The party which does not prevail in the arbitral decision shall be responsible for the costs, including attorney's fees, incurred by the parties in connection with the arbitration proceedings. During the arbitration, the Agreement shall be performed continuously by both parties, except for matters in dispute. Notwithstanding the preceding, nothing in this Section 9.4 shall be construed or interpreted to prevent the Company from seeking injunctive relief under Section 8 in any court having jurisdiction thereof for the


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violation or potential violation of Sections 6 and 7. By signing this
Agreement, employee understands that he is waiving his right to a court or jury trial on all claims, demands, disputes or causes of action between himself and the Company.

         9.5 NO WAIVER. A delay or failure by either party to exercise a right under this Agreement, or a partial or single exercise of that right, shall not constitute a waiver of that or any other right.

         9.6 SEVERABILITY. If any provision of this Agreement or its application shall be invalid, illegal, or unenforceable in any respect, the validity, legality, and enforceability of all other applications of that provision and of all other provisions and applications hereof shall not in any way be affected or impaired.

         9.7 ENTIRE AGREEMENT. This Agreement constitutes the entire understanding and agreement between the Company and Executive with regard to all matters of Executive's employment with the Company. This Agreement supercedes any and all other agreements, conditions or representations, oral or written, expressed or implied with regard thereto. This Agreement may be amended only in writing, signed by both parties.

         9.8 HEADINGS. The headings in this Agreement have been inserted solely for convenience of reference and shall not be considered in the interpretation or construction of this Agreement.

         9.9 COUNTERPARTS. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same agreement.

         IN WITNESS WHEREOF, the parties have executed and delivered this Employment Agreement as of the date set forth in the preamble hereto, but actually on the date set forth below.

Executive                           R. H. PHILLIPS, INC.

_______________________             By __________________________
Date: _________________             Title:_______________________
                                    Date:________________________

                                    ANNEX A

                              R. H. PHILLIPS, INC.

                           MANAGEMENT INCENTIVE PLAN


         This is the R. H. Phillips, Inc. Management Incentive Plan ("MIP") for Senior Managers of R. H. Phillips, Inc. ("Company"). The MIP is designed to reward Senior Managers of the Company for outstanding performance which results in increased short-term and long-term earnings of the Company.


OVERVIEW

         Senior Managers of the Company may earn bonuses under this MIP under two possible methods: (A) Annual Bonuses may be paid, with up to $350,000 based on the Company's attainment of EBITDA goals as described below, including a Quality Bonus of up to $80,000 paid at the discretion of the Board of Directors of the Company (the "Board"), and (B) a 5-Year Cumulative Bonus after the five year period based upon the cumulative earnings of the Company during the period. Each Senior Manager's individual share of either bonus shall be determined at the discretion of the Board or specified in a written employment agreement between the Company and the Senior Manager.

         The MIP Annual Bonus shall be based on the Company's performance during each fiscal year and the Board's discretionary evaluation of qualitative performance. Currently, the Company's fiscal year ends on each December 31, but the fiscal year will be changed to an annual period ending each March 31. The first annual period will end with the 12 month period ending March 31, 2001.


                            SECTION A -- ANNUAL BONUS

1.       DEFINITIONS.

         "ANNUAL BONUS" shall mean an amount equal to the percentage of the Annual Bonus Pool awarded to an individual Senior Manager.

         "ANNUAL BONUS POOL" shall mean the annual bonus pool which Senior Managers of the Company shall be entitled to divide and shall be determined by multiplying the Applicable Percentage by the Maximum Annual Financial Bonus for the given Fiscal Year.

         "APPLICABLE PERCENTAGE" shall mean the percentage of the Maximum Annual Financial Bonus available for distribution in any given Fiscal Year.

         "EBITDA TARGET" shall mean a specified level of earnings before interest, tax, depreciation and amortization ("EBITDA"), computed in accordance with Generally Accepted Accounting Principles consistently applied, to be achieved by the Company in a given year. The EBITDA Target must be achieved net of the Annual Bonus Pool (I.E., the Senior Managers of the Company will be eligible for an Annual Bonus under this MIP only if the Company's total earnings for the Fiscal Year exceed the sum of the EBITDA Target for the Fiscal Year plus the Annual Bonus Pool). The EBITDA Targets for Fiscal Years ending March 31, 2001 through March 31, 2005, prior to any adjustments as described in Section C, are:

         Fiscal year end            EBITDA Target
         ---------------            -------------
         March 31, 2001             $10,380,000
         March 31, 2002             $12,515,000
         March 31, 2003             $14,219,000
         March 31, 2004             $18,570,000
         March 31, 2005             $22,800,000

The sum of the 5 years of EBITDA targets amounts to $78,484,000 and is used for the Cumulative EBITDA Target described in Section B. The Company's EBITDA for any year will be determined based upon the audited financial statements of the Company.

         "FISCAL YEAR" shall mean an accounting period of one year which ends on March 31.

         "MAXIMUM ANNUAL FINANCIAL BONUS POOL" means $350,000, the amount which is available to be awarded based on the annual EBITDA Target to the entire class of Senior Managers of the Company for any Fiscal Year.

         "QUALITY BONUS" shall mean that percentage of the Quality Bonus Pool awarded to an individual Senior Manager, except the Chief Executive Officer and Co-Chief Executive Officer who are not eligible for a Quality Bonus payment.

         "QUALITY BONUS POOL" shall be a portion of the Maximum Annual Financial Bonus Pool designated as such by the Board, limited to no more than $80,000 to be awarded annually in the complete discretion of the Board. The Board in awarding this bonus shall consider any non-quantitative factors as the Board, in its sole discretion, believes contributes to the success of the Company, but based on the attainment of objectives established prior to the Fiscal Year by the CEO in consultation with the Board.

         "SENIOR MANAGER" shall mean the Chief Executive Officer (the "CEO"), the Co-Chief Executive Officer (the "Co-CEO"), the Chief Financial Officer, the National Sales Manager, the Winemaker, the Director of Public Relations, and any other executive employees of the Company determined by the Board in its sole discretion to be Senior Managers eligible for bonuses under this MIP from time to time. Each Senior Manager's share of the Annual Bonus Pool shall be determined annually by the Board, in their sole and complete discretion, considering the recommendation of the CEO, subject to any written employment agreements between the Company and the Senior Manager.


2.       COMPUTING THE ANNUAL BONUS POOL FOR A FISCAL YEAR.

         The Applicable Percentage shall be determined as follows:

Applicable Percentage                       Target Attained
---------------------                       ---------------
100%                                        100% of EBITDA Target
50%                                         90% of EBITDA Target
0%                                          less than 90% of EBITDA Target

If the EBITDA for a Fiscal Year is greater than 90% but less than 100% of the EBITDA Target, then the Applicable Percentage shall be equal to a percentage between 50% and 100% to be determined as follows:

                  50 +  5 *  (Percentage of EBITDA Target achieved - 90)

         For example, if 95% of the EBITDA Target is achieved for the Fiscal Year ending March 31, 2001, then the Applicable Percentage would be 75%. [50 + 5
* (95 - 90)]. As a result, the Annual Bonus Pool would be equal to $202,500. Alternatively, if 99% of the EBITDA Target is achieved for the Fiscal Year ending March 31, 2001, then the Applicable Percentage would be 95% [50 + 5 * (99
- 90)], and the Annual Bonus Pool would be equal to $256,500.


3.       AWARDING INDIVIDUAL ANNUAL BONUSES.

         Only Senior Managers of the Company are eligible to receive any bonuses under this MIP. The Annual Bonus Pool shall be divided among Senior Managers of the Company by the Board, in their sole and complete discretion, considering the recommendation of the CEO, and subject to any provision in an employment agreement between a Senior Manager and the Company. In no event is any provision of this MIP to be construed to require the Board to accept the recommendation of the CEO when awarding respective bonuses to Senior Managers. The percentage of the Annual Bonus Pool paid to the CEO and Co-CEO is defined by the respective Employment

Agreements. The amount of the Annual Bonus Pool after payments to the CEO and Co-CEO will be reduced by the amount of the Quality Bonus Pool to be paid out and the balance allocated among the remaining Senior Managers at the discretion of the Board. Additionally, the Board may allocate the Quality Bonus Pool, if any, among the individual Senior Managers in its complete discretion. The entire Annual Bonus Pool for each Fiscal Year shall be distributed among the Senior Managers of the Company; however, the individual share of the Annual Bonus Pool paid to each individual Senior Manager may not necessarily be equal. The Board may choose not to designate any portion of the Maximum Annual Financial Bonus Pool as a Quality Bonus and may allocate the Quality Bonus differently among the Senior Managers, in its complete discretion.

         A determination of the individual Annual Bonus payments will be made as soon as practicable after the completion of the audit of the Company's Fiscal Year financial statements with respect to which the bonus is payable. Only Senior Managers who (i) are employed on the payment date or (ii) have been involuntary terminated without cause either (x) during the Fiscal Year or (y) between the Fiscal Year end and the payment date, shall be eligible to share in the Annual Bonus for that year, unless a written agreement between the Company and the Senior Manager specifically provides otherwise. A Senior Manager who is involuntarily terminated without cause either prior to Fiscal Year or between the Fiscal Year end and the payment date, is eligible to receive a pro-rata portion (based upon days employed during the Fiscal Year divided by 365) of his or her share for that year (as recommended by the CEO and approved by the Board in their sole discretion), unless a written agreement between the Company and the Senior Manager specifically provides otherwise.



                      SECTION B -- 5-YEAR CUMULATIVE BONUS

1.       DEFINITIONS.

         "5-YEAR CUMULATIVE BONUS" shall mean an amount equal to the percentage of the 5-Year Cumulative Bonus Pool awarded to an individual Senior Manager.

         "5-YEAR CUMULATIVE BONUS POOL" shall mean a bonus pool from which Senior Managers of the Company shall receive cash bonus payments. The 5-Year Cumulative Bonus shall be based on the Company's attainment of the Cumulative EBITDA Target over a five year period as further described below.

         "CUMULATIVE EBITDA TARGET" shall mean the sum of the EBITDA Targets for the five Fiscal Years ending March 31, 2001 through March 31, 2005. The Cumulative EBITDA Target must be achieved net of the cumulative Annual Bonus Pools (I.E., the Senior Managers of The Company will be eligible for a 5-Year Cumulative Bonus under this MIP only if the Company's total earnings for the period exceed the sum of the Cumulative EBITDA Target plus the cumulative Annual Bonus Pools). The Cumulative EBITDA Target, prior to any adjustments as described in Section C, is $78,484,000.


2.       COMPUTATION OF THE 5-YEAR CUMULATIVE BONUS.

         The 5-Year Cumulative Bonus, if any, shall be equal to 20% of the excess of the sum of actual EBITDA from Fiscal Years 2000-2001 through 2004-2005 less the Annual Bonuses actually paid for Fiscal Years 2000-2001 through 2004-2005, over the Cumulative EBITDA Target. For example, if:

         Actual realized EBITDA (Before Annual Bonuses)                  $ 82,000,000
         Fiscal Years 2000-2001 through 2004-2005

         Less Annual Bonuses actually paid for                         - $  1,750,000
                                                                       --------------
         Fiscal Years 2000-2001 through 2004-2005

         Net actual realized EBITDA                                      $ 80,250,000

         Less Cumulative EBITDA Target                                 - $ 78,484,000
                                                                       --------------
         Overage                                                         $  1,766,000


                                    A - 3


                                                                                X 20%
                                                                       --------------
         5-Year Cumulative Bonus                                         $    353,200

3.       AWARDING INDIVIDUAL 5-YEAR CUMULATIVE BONUSES.

         Only Senior Managers of the Company are eligible to receive any bonuses under this MIP. The 5-Year Cumulative Bonus Pool shall be divided among Senior Managers of the Company, including any Senior Managers who are employed after the date of this MIP, by the Board, in their sole and complete discretion, considering the recommendation of the CEO, and subject to any provision in an employment agreement between a Senior Manager and the Company. In no event is any provision of this MIP to be construed to require the Board to accept the recommendation of the CEO when awarding respective bonuses to Senior Managers. The entire 5-Year Cumulative Bonus Pool shall be distributed among the Senior Managers; however, the individual share of the 5-Year Cumulative Bonus Pool paid to each individual Senior Manager may not necessarily be equal.

         All individual 5-Year Cumulative Bonus payments will be made as soon as practicable after the completion of the audit of the Company's 2004-2005 Fiscal Year financial statements. Senior Managers who have remained in continuous employment of the Company from Fiscal Year 2000-2001 through Fiscal Year 2004-2005 and Senior Managers employed subsequent to Fiscal Year 2000-2001 are eligible to receive a bonus from the 5-Year Cumulative Bonus pool at the discretion of the Board, or pursuant to the terms of an employment agreement, if any. Any Senior Manager of the Company who is employed for some period from Fiscal Year 2000-2001 through Fiscal Year 2004-2005 and who dies prior to Fiscal Year end March 31, 2005 or who is involuntarily terminated without cause prior to Fiscal Year end March 31, 2005 is eligible to receive a pro-rata portion (based upon days employed during the Fiscal Year divided by 365) of his or her share (as recommended by the CEO and approved by the Board in their sole discretion) of the 5-Year Cumulative Bonus Pool based upon the excess of the cumulative EBITDA to the end of the Fiscal Year prior to such death or involuntary termination. Senior Managers who cease to be employed for any reason not otherwise listed in this paragraph, including but not limited to voluntary termination or termination for cause, shall not be eligible to share in the 5-Year Cumulative Bonus Pool.


                       SECTION C -- ADJUSTMENTS TO EBITDA

         The EBITDA targets for the purposes of both the Annual Cash Bonus Pool and the 5-Year Cumulative Bonus Pool shall be adjusted by excluding any management fees or corporate overhead charges unrelated to the rendering of specific services payable by the Company to Vincor International, Inc., any costs associated with the Acquisition of the Company including asset writeoffs and balance sheet adjustments pursuant to the Agreement and Plan of Merger (the "Merger Agreement") between the Company, Vincor International Inc., Vincor Holdings, Inc., and Toast Acquisition Company, Inc. (the "Vincor Group"), and any costs associated with the integration of the Company into the Vincor Group.

         The Planned Expenditures, as shown below, are the projected capital expenditures as included in the five (5) year strategic plan of the Company. If the difference between actual capital expenditures, including acquisitions, and Planned Expenditures, (the "Expenditure Difference"), is greater or less than $1,300,000, the EBITDA and the Cumulative EBITDA targets for the purposes of both the Annual Bonus Pool and the 5-Year Cumulative Bonus Pool shall also be adjusted as follows:

The Expenditure Difference will be multiplied by the pre-tax cost of capital of Vincor to calculate the adjustment. If expenditures were higher than Planned Expenditures, then the adjustment will be added to the annual EBITDA Target for that year and subsequent years. If expenditures were lower than Planned Expenditures, then the adjustment will be deducted from the annual EBITDA Target for that year and subsequent years. The Cumulative EBITDA Target will be adjusted by the sum of the adjustments to the annual EBITDA Targets. The pre-tax cost of capital of Vincor will be mutually agreed to by the CEO and the Board. In the event the parties are unable to reach agreement, the parties will designate an independent third party by mutual agreement, whose determination of the pre-tax cost of capital will be binding. The initial pre-tax cost of capital is agreed to be 21% for the Fiscal Year ending March 31, 2001. Notwithstanding anything to the contrary, actual capital expenditures over Planned Expenditures shall require prior written approval of the Board.


         YEAR ENDED        PLANNED EXPENDITURES
         MARCH 31
         2001                       $5,499,000
         2002                       $4,473,000
         2003                       $6,096,000
         2004                       $4,971,000
         2005                       $5,316,000

         The EBITDA and the Cumulative EBITDA targets shall also be adjusted using the same formula, if working capital exceeds or is lower than, by more than five percent (5%), the planned levels as determined annually with the approval of the Board.

An example of the EBITDA adjustment is:

Assume that in the fiscal 2003 year an capital investment of $5,000,000 is made and all other Planned Expenditures and working capital remain unchanged. Vincor's pre-tax cost of capital remains at 21%. The Expenditure Difference is $5,000,000 and the EBITDA adjustment is $1,050,000.

         Fiscal Year end            EBITDA Target (as adjusted)
         March 31, 2001             $10,380,000
         March 31, 2002             $12,515,000
         March 31, 2003             $15,269,000
         March 31, 2004             $19,620,000
         March 31, 2005             $23,850,000

The Cumulative EBITDA Target therefore becomes $81,634,000.



         If any actions caused by Vincor result in a deviation in the strategic plan of the Company which materially affects the Company's ability to reach the Annual EBITDA Targets, the CEO may notify the Board in writing within 30 days of the affect. Upon presentation of a written financial summary which explains the affect of the change (the "Change Summary"), the Board will evaluate the Change Summary provided and may adjust the Annual EBITDA Targets in its sole and complete discretion, considering the recommendation of the CEO. Acquisitions will also result in an EBITDA change to be calculated by adding the EBITDA impact of the acquisition as approved by the Board in its acquisition proposal to the respective Annual EBITDA Targets.


                       SECTION D -- ADDITIONAL PROVISIONS

         This MIP replaces all incentive plans currently or previously maintained by the Company on the date this MIP is adopted. Notwithstanding the forgoing, if any incentive or bonus is payable pursuant to Pat Kane's Employment Agreement dated August 2, 1999 (the "PK Agreement"), Pat Kane's Annual Bonus calculated under this MIP plan shall be reduced by the bonus received pursuant to PK Agreement and such funds returned to the Company. It being understood that Pat Kane will receive an amount equal to the greater of the Annual bonus calculated under this MIP plan or the bonus calculated pursuant to the PK Agreement.

         Bonuses will be taxable to employees when paid. The Company will withhold the required amounts for federal and state income taxes, Social Security and Medicare taxes and any other taxes from all bonuses.

         The CEO of the Company will administer the MIP, except to the extent that a specific function is reserved to the Board. Where necessary, the Board shall interpret the Plan in its sole and absolute discretion and its decisions shall be final, conclusive and binding on all persons having any interest in the MIP.

         This MIP is effective only for the Fiscal Years specifically referenced herein and ends in 2005.

         This MIP does not confer on any employee any right to continue in the employment of the Company, nor does it affect in any way the Company's right to terminate any employee's employment at any time.

                                    * * * * *

                                    ANNEX B


Employee Benefits Plans include:

1.       R. H. Phillips, Inc. 401(k) Profit Sharing Plan

2.       R. H. Phillips, Inc. Flexible Benefits Plan

3.       R. H. Phillips, Inc. Group Health Plan - through BC Life and Health
                                    Insurance Company Kaiser Foundation Health
                                    Plan, Inc.

4.       R. H. Phillips, Inc. Group Insurance - through UNUM Life Insurance
                                    Company of America for Long Term Disability
                                    Life Insurance Accidental Death &
                                    Dismemberment

5.       R. H. Phillips, Inc. Dental Plan - through Principal Financial Group

6. Automobile -- So long as Company may recover the cost of that automobile over a three-year period in accordance with Section 168 of the Internal Revenue Code of 1986, as amended, and the regulations thereunder, Company will, at no expense to Executive, provide Executive with an automobile, either leased or purchased, and pay for all maintenance, insurance, registration fees, and gas, subject to the Company's policy on personal use. Executive will account for any personal use of the automobile in the manner prescribed by the Company from time to time, and acknowledges that the value of that personal use will be reflected as taxable income on his W-2 form from the Company

                                     ANNEX C



Dunnigan Hills

San Luis Obispo/Santa Barbara

Monterey

Paso Robles

Mendocino

Lake County




                                      14